Exhibit B

TRANSACTIONS IN THE ORDINARY SHARES IN THE LAST 60 DAYS

US Dollar Denominated Purchases by CMB

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
9/27/2022	130,000	$16.4133
9/28/2022	248,000	$15.9964
9/29/2022	380,000	$15.4105
10/10/2022	600,000	$15.5938

Euro Denominated Purchases by CMB

(in US Dollars)*

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
9/27/2022	296,485	$16.9442
9/28/2022	175,515	$16.0209
9/29/2022	270,000	$15.7430
10/5/2022	350,885	$14.4649
10/10/2022	263,340	$15.3793
*	These transactions were conducted in Euros and converted to US Dollars at a conversion rate in effect on the relevant trade date.